(All dollar amounts are United States dollars unless otherwise stated)

GALIANO GOLD REPORTS Q2 2021 RESULTS

Vancouver, British Columbia, August 12, 2021 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) reports second quarter ("Q2") operating and financial results including results from the Asanko Gold Mine ("AGM"), located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI) which is managed and operated by Galiano. All financial information contained in this release is unaudited and reported in US$.

Q2 2021 Asanko Gold Mine Key Metrics (100% basis):

  Production performance: Gold production of 50,421 ounces during the quarter.  Year-to-date production of 110,420 ounces.

  Strong financial results: Reported gold revenue of $95.1 million generated from 53,348 gold ounces sold at an average realized price of $1,782/oz, net income after tax of $12.7 million and Adjusted EBITDA1 of $19.3 million during the quarter.

  Cost performance: Total cash costs per ounce1  of $1,236 and all-in sustaining costs1 ("AISC") of $1,497/oz during the quarter, in line with expectations.

  Revised cost guidance: Full year production is expected at the lower end of guidance of 225,000-245,000 ounces, while cost guidance has been revised from AISC1 of $1,100-$1,300/oz to $1,350-$1,450/oz.

  Consistent milling performance: The processing plant continued to operate above design delivering a quarterly milling performance of 1.5 million tonnes ("Mt") at an average plant feed grade of 1.1g/t with metallurgical recovery also well above design achieving 94% recovery.

  Mine development: Advanced development of Akwasiso Cut 3 with stripping activities on schedule for ore delivery in Q3 2021.

  Focus on exploration: Infill drilling program at Miradani North completed and on track to deliver maiden resource estimate in the latter part of 2021.  Step-out drilling on the Greater Miradani trend is ongoing.

  Excellence in safety: There were no lost-time injuries ("LTI") nor total recordable injuries ("TRI") reported during the quarter, resulting in 12-month rolling LTI and TRI frequency rates of 0.10 and 0.49 per million employee hours worked, respectively.

  Stable liquidity: $41.3 million in cash, $13.4 million in gold sales receivables and $3.1 million in gold on hand as of June 30, 2021. Repaid remaining $15.0 million outstanding on the revolving credit facility ("RCF") during the quarter, JV is now debt-free.

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1 See "8. Non-GAAP measures"

  Environmental responsibility: The AGM received its full Cyanide Code Certification after completion of an independent third-party cyanide management audit.

Q2 2021 Galiano Gold Highlights:

  Stable balance sheet: Cash on hand of $58.5 million and $4.9 million in receivables as at June 30, 2021, while remaining debt-free.

  Investing in exploration: Initiated a soil sampling and detailed mapping program on exploration properties in Mali and Ghana to identify targets for trenching and follow-on drilling programs.

  Strong earnings: Generated net income after tax of $5.0 million or $0.02 per share during the quarter and Adjusted EBITDA1 of $6.1 million.

  Changes to senior leadership: Appointed Matt Badylak, the Company's former Chief Operating Officer, to the position of President and Chief Executive Officer.  Mr. Badylak also joined the Company's Board of Directors.

"It was a challenging quarter for the Asanko Gold Mine, although production was on plan, all-in sustaining costs were higher than budget due to lower plant feed grades. Looking towards the second half of the year, we are revising the AGM's annual AISC1 guidance upwards to reflect production at the lower end of guidance, an increase in Esaase ore transportation costs and higher fiscal levies," said Matt Badylak, President and Chief Executive Officer. "Cash flow from operations remain positive at current gold prices, and Galiano's balance sheet remains strong. Long term we remain focused on exploration and further development at the AGM and expect to publish our updated Reserves and Resources in late 2021."

Asanko Gold Mine - Summary of Q2 2021 Operational and Financial Results (100% basis)

Asanko Gold Mine (100% basis)	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020
Ore mined ('000t)	1,333	1,841	1,964	958	1,361
Waste mined ('000t)	9,073	9,552	11,773	11,321	8,128
Total mined ('000t)	10,406	11,393	13,737	12,279	9,489
Strip ratio (W:O)	6.8	5.2	6.0	11.8	6.0
Average gold grade mined (g/t)	1.2	1.3	1.4	1.4	1.4
Mining cost ($/t mined)	3.03	3.31	3.20	3.13	3.59
Ore transportation from Esaase ('000 t)	1,261	870	622	581	482
Ore transportation cost ($/t trucked)	6.20	6.48	7.15	7.59	7.82
Ore milled ('000t)	1,475	1,444	1,438	1,467	1,638
Average mill head grade (g/t)	1.1	1.4	1.5	1.1	1.4
Average recovery rate (%)	94	95	95	93	94
Processing cost ($/t treated)	9.87	10.31	10.46	10.80	9.77
Gold production (oz)	50,421	59,999	65,571	48,974	69,026
Gold sales (oz)	53,348	62,925	60,655	53,975	61,357
Average realized gold price ($/oz)	1,782	1,757	1,828	1,861	1,651
Operating cash costs[1] ($/oz)	1,147	901	801	1,150	725
Total cash costs[1] ($/oz)	1,236	989	892	1,244	807

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Asanko Gold Mine (100% basis)	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020
All-in sustaining costs[1] ($/oz)	1,497	1,158	1,179	1,488	1,067
All-in sustaining margin[1] ($/oz)	285	599	649	373	584
All-in sustaining margin[1] ($m)	15.2	37.7	39.4	20.1	35.8
Revenue ($m)	95.2	110.8	111.1	100.7	101.5
Income from mine operations ($m)	18.1	35.9	46.3	17.4	35.9
Cash provided by operating activities ($m)	10.8	35.4	48.0	18.5	48.8
Free cash flow[1] ($m)	(2.9)	20.5	21.5	(4.2)	22.6

  There were no LTIs nor TRIs reported during the quarter and the AGM has now achieved 7.0 million employee hours worked without a reported lost-time injury.

  The AGM produced 50,421 ounces of gold during the quarter, as the processing plant achieved milling throughput of 1.5Mt of ore processed at a grade of 1.1g/t and metallurgical recovery averaging 94% (above design).

  Sold 53,348 ounces of gold in Q2 2021 at an average realized gold price of $1,782/oz for total revenue of $95.2 million (including $0.2 million of by-product silver revenue), a decrease of $6.3 million from Q2 2020. The decrease in revenue quarter-on-quarter was a function of a 13% reduction in sales volumes, partly offset by an 8% increase in realized gold prices in Q2 2021.

  Total cost of sales (including depreciation and depletion and royalties) amounted to $77.2 million in Q2 2021, an increase of $11.5 million from Q2 2020. The increase in cost of sales was primarily due to higher cash costs per ounce1 as described below.

  The AGM incurred operating cash costs per ounce1 of $1,147, total cash costs per ounce1 of $1,236 and AISC1 of $1,497 per ounce in Q2 2021. Total cash costs were higher in Q2 2021 relative to Q2 2020 primarily due to lower gold sales volumes in Q2 2021 which had the effect of increasing fixed production costs on a per unit basis ($161/oz increase) and higher ore transportation costs associated with trucking ore from Esaase to the process plant as Esaase was the sole source of mined ore during the quarter ($76/oz increase).  Additionally, total cash costs in Q2 2020 benefitted from the recording of a gain on termination of a mining contractor services lease agreement which was recorded as a credit to production costs ($60/oz increase).

  Income from mine operations for Q2 2021 totaled $18.1 million compared to $35.9 million in Q2 2020. The decrease in income from mine operations was due to an $11.5 million increase in cost of sales and a $6.3 million decrease in revenues (as described above).

  The AGM generated $10.8 million of cash flows from operating activities (after considering unfavorable working capital changes of $12.7 million) and free cash flow1 of negative $2.9 million during Q2 2021. This compares to $48.8 million of cash flows from operating activities (after considering favorable working capital changes of $4.6 million) and $22.6 million of free cash flow1 during Q2 2020.  The reduction in free cash flow1 was primarily due to a $23.4 million decrease in mine operating income (excluding depreciation).

  Reported Adjusted EBITDA1 of $19.3 million in Q2 2021 compared to $44.5 million in Q2 2020.  The decrease in Adjusted EBITDA1 was due to lower mine operating income in Q2 2021.

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  As at June 30, 2021, the JV held cash and cash equivalents of $41.3 million, $13.4 million in receivables from gold sales and $3.1 million in gold on hand.  During Q2 2021, the JV repaid the remaining $15.0 million outstanding on the RCF and is now debt-free.

Revised 2021 Outlook

For 2021, the AGM's expected gold production is forecast at the lower end of guidance of 225,000 to 245,000 ounces, while AISC1 guidance has been revised to $1,350 to $1,450/oz (previously $1,100 to $1,300/oz).

AISC1 guidance has been revised upwards due to higher anticipated ore transportation costs as more material will be mined from Esaase and inflationary cost impacts. As disclosed in the Company’s Q1 2021 MD&A, AISC1 was also affected by the Government of Ghana introducing a number of new levies and taxes impacting the mining industry in the areas of COVID-19 relief, sanitation, pollution and energy.

Galiano Gold Inc. - Summary Q2 2021 Financial Results

Galiano Gold Inc. (consolidated)	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020
Net income after tax ($m)	5.0	13.0	17.7	3.2	14.7
Net income after tax per share	0.02	0.06	0.08	0.01	0.07
Adjusted EBITDA[1] ($m)	6.1	15.8	20.4	6.5	18.5

  The Company reported net income after tax of $5.0 million in Q2 2021 compared to net income after tax of $14.7 million in Q2 2020. The decrease in earnings during Q2 2021 was predominantly due to a reduction in the Company's 45% interest in the net earnings of the JV which totaled $5.7 million for the quarter, compared to $14.3 million in Q2 2020.

  Adjusted EBITDA1 for Q2 2021 amounted to $6.1 million, compared to $18.5 million in Q2 2020. The decrease in Adjusted EBITDA1 was primarily a result of an increase in the AGM's total cash costs1.

  Cash used in operating activities in Q2 2021 was $3.1 million, compared to $1.0 million in Q2 2020. The increase in cash used in operations was primarily due to severance paid to a former executive of the Company and an increase in receivables related to the Company's JV service fee.

  As at June 30, 2021, the Company had cash on hand of $58.5 million and $4.9 million in receivables for a gross liquidity position of $63.4 million and no debt.

This news release should be read in conjunction with Galiano's Management's Discussion and Analysis and the Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2021 and 2020, which are available at www.galianogold.com and filed on SEDAR.

1 Non-GAAP Performance Measures

The Company has included certain non-GAAP performance measures in this press release. These non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the Non-GAAP Measures section of Galiano's Management Discussion and Analysis for an explanation of these measures and reconciliations to the Company's and the JV's reported financial results in accordance with IFRS.

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  Operating Cash Costs per ounce and Total Cash Costs per ounce

Operating cash costs are reflective of the cost of production, adjusted for share-based payments and by-product revenue per ounce of gold sold. Total cash costs include production royalties of 5%. Excluded from operating cash costs are one-time severance charges.

  All-in Sustaining Costs Per Gold Ounce

The Company has adopted the reporting of "all-in sustaining costs per gold ounce" ("AISC") as per the World Gold Council's guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion per ounce of gold sold.

  Adjusted EBITDA

EBITDA provides an indication of the Company's continuing capacity to generate income from operations before taking into account the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and to include the Company's interest in the adjusted EBITDA of the JV. Other companies and JV partners may calculate EBITDA and Adjusted EBITDA differently.

  Free cash flow

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use free cash flow to evaluate the JV's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free cash flow is calculated as cash flows from operating activities of the JV adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining contractors for leases capitalized under IFRS 16.

Enquiries:

Peter Lekich

VP Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-729-0608

Email: peter.lekich@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through exploration and disciplined deployment of its financial resources. The Company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

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Forward-looking statements in this news release include, but are not limited to: projected gold production and cost estimates for calendar 2021, the target date for ore delivery at Akwasiso Cut 3, and the estimation of Mineral Reserves and Mineral Resources and the timing for the release of such estimations. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that projected gold production and cost estimates for calendar 2021 will be representative of actual production and cost results for calendar 2021, the ability of the AGM to continue to operate during the COVID-19 pandemic; that gold production and other activities will not be curtailed as a result of the COVID-19 pandemic; that the AGM will be able to continue to ship doré from the AGM site to be refined; that the doré produced by the AGM will continue to be able to be refined at similar rates and costs to the AGM, or at all; that the Company's and the AGM's responses to the COVID-19 pandemic will be effective in continuing its operations in the ordinary course; the accuracy of the estimates and assumptions underlying Mineral Resource and Mineral Reserve estimates, including future gold prices, cut-off grades and  production and processing estimates; the successful completion of development and exploration projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; that mineral resources can be developed as planned; that the Company's relationship with joint venture partners will continue to be positive and beneficial to the Company; interest and exchange rates; that required financing and permits will be obtained; general economic conditions; that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold or other metals; competitive conditions in the mining industry; title to mineral properties; costs; taxes; the retention of the Company's key personnel; and changes in laws, rules and regulations applicable to Galiano.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the projected gold production and cost estimates for calendar 2021 referred to in this news release may not be representative of actual production and cost results for calendar 2021; the Company may not begin ore delivery at Akwasiso Cut 3 by the target date for such delivery, or at all; the Company's and/or the AGM's operations may be curtailed or halted entirely as a result of the COVID-19 pandemic, whether as a result of governmental or regulatory law or pronouncement, or otherwise; that the doré produced at the AGM may not be able to be refined at expected levels, on expected terms or at all; that the Company and/or the AGM will experience increased operating costs as a result of the COVID-19 pandemic; that the AGM may not be able to source necessary inputs on commercially reasonable terms, or at all; the Company's and the AGM's responses to the COVID-19 pandemic may not be successful in continuing its operations in the ordinary course; mineral reserve and resource estimates may change and may prove to be inaccurate; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves; the Company's common shares may experience price and trading volume volatility; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; Company shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; and risks related to information systems security threats.

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Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.

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